UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities and Exchange Act of 1934

(Amendment No. 6)

EMERGING VISION, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

29089W102

(CUSIP Number)

Benito R. Fernandez
Horizons Investors Corp.
P.O. Box 80221
Brooklyn, NY 11208-0221
(718) 235-0714

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2011

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Benito R. Fernandez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER

0
NUMBER OF
SHARES	8. SHARED VOTING POWER
BENEFICIALLY
OWNED BY	127,273,127*
EACH
REPORTING	9. SOLE DISPOSITIVE POWER
PERSON
WITH	0

10. SHARED DISPOSITIVE POWER

127,273,127*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,273,127
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.16%
14.	TYPE OF REPORTING PERSON IN
* This number represents shares, along with the rights to receive 7,202,220 shares to be issued following the recent exercise of options held by Christopher Payan, owned by EMVI Acquisition Corp., a wholly owned subsidiary of EMVI Holdings, LLC, of which Horizons Investors Corp., an entity wholly owned by Mr. Fernandez, is a member.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Horizons Investors Corp. 11-2651913
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York corporation

7. SOLE VOTING POWER

0
NUMBER OF
SHARES	8. SHARED VOTING POWER
BENEFICIALLY
OWNED BY	127,273,127*
EACH
REPORTING	9. SOLE DISPOSITIVE POWER
PERSON
WITH	0

10. SHARED DISPOSITIVE POWER

127,273,127*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,273,127
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.16%
14.	TYPE OF REPORTING PERSON CO
* This number represents shares, along with the rights to receive 7,202,220 shares to be issued following the recent exercise of options held by Christopher Payan, owned by EMVI Acquisition Corp., a wholly owned subsidiary of EMVI Holdings, LLC, of which Horizons Investors Corp., an entity controlled by Mr. Fernandez, is a member.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Warminster Investment Corporation 23-2117564
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania corporation

7. SOLE VOTING POWER

0
NUMBER OF
SHARES	8. SHARED VOTING POWER
BENEFICIALLY
OWNED BY	0
EACH
REPORTING	9. SOLE DISPOSITIVE POWER
PERSON
WITH	0

10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

The name of the Issuer is Emerging Vision, Inc., a New York corporation, which has its principal executive offices at 520 8th Avenue, New York, NY 10018. This statement relates to the Issuer’s common stock, $0.01 par value per share.

Item 2. Identity and Background.

The person filing this statement is Benito R. Fernandez, whose business address is P.O. Box 80221, Brooklyn, NY 11208.  Mr. Fernandez is the President of Horizons Investors Corp. and Warminster Investment Corporation, which are also filers of this Schedule 13D.  Mr. Fernandez has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Fernandez is a United States citizen.

This Schedule 13D is being filed by Horizons Investors Corp., a corporation organized under the laws of the State of New York and Warminster Investment Corporation, a corporation organized under the laws of the Commonwealth of Pennsylvania.  The principal business of Horizons Investors Corp. and Warminster Investment Corporation are to provide management consulting services.  The address of the principal office at which Horizons Investors Corp. and Warminster Investment Corp. engages in their principal business activity is 2689 Pitkin Avenue, Brooklyn, NY 11208.  During the last five years, neither Horizons Investors Corp., nor Warminster Investment Corp., nor Benito R. Fernandez, the sole executive officer, director and shareholder of Horizons Investors Corp. and Warminster Investment Corp., has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the funds used for the exercise of options to purchase 100,000 shares at $0.05 per share was the working capital of Horizons Investors Corp.

Item 4. Purpose of Transaction.

This filing is being made solely for the purpose of disclosing that on April 1, 2011, Horizons Investors Corp. and Warminster Investment Corporation, entities controlled by Mr. Fernandez, entered into a Contribution Agreement with EMVI Holdings, LLC, EMVI Acquisition Corp., Alan Cohen, Stefanie Rubin, Allyson Shapiro, Jeffrey Cohen, Robert Cohen, G. Cohen Trust U/A dtd 3/6/2000, E. Cohen Trust U/A dtd 3/6/2000, N. Cohen Trust U/A dtd 3/6/2000, J. Cohen Trust U/A dtd 3/6/2000, Harvey Ross, Ashley Ross, Ross EVI, LLC, Ross Branchburg Trust f/b/o Ashley Ross, Ross Branchburg Trust f/b/o Nicholas Ross, and other shareholders, pursuant to which all shares of the Issuer held by these two entities were contributed to EMVI Acquisition Corp. in exchange for membership interests issued to Horizons Investors Corp. in EMVI Holdings, LLC, of which EMVI Acquisition Corp. is a wholly owned subsidiary.  EMVI Acquisition Corp. is simultaneously filing a Schedule 13D disclosing its intention to immediately complete a short-form merger with the Issuer.  Further details regarding the intention of EMVI Acquisition Corp. are disclosed on its Schedule 13D.

Item 5. Interest in Securities of the Issuer.

1.	Benito Fernandez
	(a)	Amount of Securities Beneficially Owned: 127,273,127
	(b)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct vote: 0
		(ii)	Shared power to vote or direct vote: 127,273,127
		(iii)	Sole power to dispose, or direct disposition, of shares: 0
		(iv)	Shared power to dispose, or direct disposition, of shares: 127,273,127
(c)
Transactions in securities of the Issuer within last 60 days: See Item 4, which describes the Contribution Agreement with EMVI Acquisition Corp.  On March 21, 2011, Mr. Fernandez also exercised options to purchase 100,000 shares at $0.05 per share.

	(d)	Third party right to receive dividends or proceeds from sale of securities: None
	(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable

2.	Horizons Investors Corp.
	(a)	Amount of Securities Beneficially Owned: 127,273,127
	(b)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct vote: 0
		(ii)	Shared power to vote or direct vote: 127,273,127

	(iii)	Sole power to dispose, or direct disposition, of shares: 0
	(iv)	Shared power to dispose, or direct disposition, of shares: 127,273,127
(c)	Transactions in securities of the Issuer within last 60 days: See Item 4, which describes the Contribution Agreement with EMVI Acquisition Corp.
(d)	Third party right to receive dividends or proceeds from sale of securities: None
(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable

2.	Horizons Investors Corp.
	(a)	Amount of Securities Beneficially Owned: 0
	(b)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct vote: 0
		(ii)	Shared power to vote or direct vote: 0
		(iii)	Sole power to dispose, or direct disposition, of shares: 0
		(iv)	Shared power to dispose, or direct disposition, of shares: 0
	(c)	Transactions in securities of the Issuer within last 60 days: See Item 4, which describes the Contribution Agreement with EMVI Acquisition Corp.
	(d)	Third party right to receive dividends or proceeds from sale of securities: None
	(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: April 1, 2011

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 1, 2011 Horizons Investors Corp. and Warminster Investment Corporation entered into a Contribution Agreement with EMVI Holdings, LLC, EMVI Acquisition Corp., Alan Cohen, Stefanie Rubin, Allyson Shapiro, Jeffrey Cohen, Robert Cohen, G. Cohen Trust U/A dtd 3/6/2000, E. Cohen Trust U/A dtd 3/6/2000, N. Cohen Trust U/A dtd 3/6/2000, J. Cohen Trust U/A dtd 3/6/2000, Harvey Ross, Ashley Ross, Ross EVI, LLC, Ross Branchburg Trust f/b/o Ashley Ross, Ross Branchburg Trust f/b/o Nicholas Ross, and other shareholders, pursuant to which shareholders contributed their shares, along with the rights to receive 7,202,220 shares to be issued following the recent exercise of options held by Christopher Payan, to EMVI Acquisition Corp. for an equal number of membership interests in EMVI Holdings, LLC.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Form of Contribution Agreement, dated as of April 1, 2011, by and among EMVI Holdings, LLC, EMVI Acquisition Corp., Alan Cohen, Stefanie Rubin, Allyson Shapiro, Jeffrey Cohen, Robert Cohen, G. Cohen Trust U/A dtd 3/6/2000, E. Cohen Trust U/A dtd 3/6/2000, N. Cohen Trust U/A dtd 3/6/2000, J. Cohen Trust U/A dtd 3/6/2000, Benito R. Fernandez, Horizons Investors Corp., Warminster Investments Corporation, Harvey Ross, Ashley Ross, Ross EVI, LLC, Ross Branchburg Trust f/b/o Ashley Ross, Ross Branchburg Trust f/b/o Nicholas Ross, and other shareholders.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2011

/s/ Benito R. Fernandez
Benito R. Fernandez

HORIZONS INVESTORS CORP.

By: /s/ Benito R. Fernandez
Name:         Benito R. Fernandez
Title:           President

WARMINSTER INVESTMENT CORPORATION

By: /s/ Benito R. Fernandez
Name:         Benito R. Fernandez
Title:           President

Exhibit A

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (hereinafter referred to as this “Agreement”) is entered into as of this ____ day of _______, 2011, by and among EMVI Holdings, LLC, a Delaware limited liability company (“EMVI Holdings”), with offices at 520 Eighth Avenue, 23rd Floor, New York, NY  10018, EMVI Acquisition Corp., a New York corporation (“EMVI Acquisition”), with offices 520 Eighth Avenue, 23rd Floor, New York, NY  10018, and the other persons signatory hereto (collectively, the “Shareholders”), upon the following premises:

Premises

WHEREAS, Emerging Vision, Inc. is a publicly held corporation organized under the laws of the State of New York (“Emerging Vision”);

WHEREAS, the Shareholders currently own an aggregate of ___________________ shares (the “Common Shares”) of the common stock, $.01 par value per share, of Emerging Vision (the “Common Stock”) in the individual amounts set forth on Schedule A attached hereto, constituting all of the shares of Common Stock including, without limitation, securities convertible into common stock, of Emerging Vision held by each such shareholder; and

WHEREAS, the Shareholders agree to contribute the Common Shares to EMVI Acquisition in exchange (the “Exchange”) for ______________________ units of limited liability company interests of EMVI Holdings (the “Units”), in the individual amounts set forth on Schedule A attached hereto, constituting all of the limited liability company interests of EMVI Holdings.

Agreement

NOW THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the parties to be derived here from, and intending to be legally bound hereby, it is hereby agreed as follows:

ARTICLE 1

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

The Shareholders each hereby represent and warrant, jointly and not separately, on their own behalf, as of and at the Closing Date, as follows:

Section 1.1 Authority.  He, she or it has the full power, authority, and legal right and has taken all action required by law, and otherwise to consummate the transactions herein contemplated.

Section 1.2 Title.  He, she or it holds of record and owns beneficially Common Shares in the amount set forth on Exhibit A free and clear of any restrictions on transfer, taxes, liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands.

ARTICLE 2

PLAN OF CONTRIBUTION

Section 2.1 Contribution.  On the terms set forth in this Agreement and subject to the condition of receipt of a shareholders’ list of Emerging Vision, dated no more than two (2) days prior to the date hereof, including names and addresses of each shareholder, certificate numbers and issue dates, certified by the current transfer agent of Emerging Vision, on the date hereof, each Shareholder, by executing this Agreement, shall assign, transfer and deliver, free and clear of all liens, pledges, encumbrances, charges, restrictions or known claims of any kind, nature, or description, the Common Shares to EMVI Acquisition.  In exchange for the transfer of such Common Shares by the Shareholders, EMVI Holdings shall issue to the Shareholders the Units; provided, however, that any Units due to Warminster Investment Corporation by virtue of its transfer of Common Shares to EMVI Acquisition shall by issued by EMVI Holdings to Horizons Investors Corp. and any Units due to Harvey Ross, Ashley Ross, Ross Branchburg Trust f/b/o Ashley Ross, or Ross Branchburg Trust f/b/o Ashley Ross by virtue of a transfer of Common Shares to EMVI Acquisition shall by issued by EMVI Holdings to Ross EVI, LLC.

Section 2.2 Certificates.  By executing this agreement, each Shareholder agrees to deliver to EMVI Acquisition the stock certificates evidencing his, her or its Commons Shares with a stock power form executed in blank and medallion guaranteed.

Section 2.3 Schedule 13D.  By executing this agreement, each Shareholder consents to be included on a joint filing of the applicable Schedule 13D with the Securities and Exchange Commission and hereby agrees that the Schedule 13D will be filed on his, her or its behalf.

ARTICLE 3

MISCELLANEOUS

Section 3.1 Entire Agreement.  This Agreement represents the entire agreement between the parties relating to the subject matter thereof and supersedes all prior agreements, understandings and negotiations, written or oral, with respect to such subject matter.

Section 3.2 Governing Law.  This Agreement shall be governed by, enforced, and construed under and in accordance with the laws of the State of New York, without giving effect to conflict of law principles that would result in the application of the laws of a jurisdiction other than the State of New York. In any action or proceeding arising from or relating to this Agreement, the parties agree that the jurisdiction and venue shall be exclusively in the federal and state courts located in the County of New York, State of New York, and each party waives any objection it may have with respect to the jurisdiction of such courts or the inconvenience of such forum or venue.

Signature Page Follows

2

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

EMVI HOLDINGS, LLC

By:
Name
Title

EMVI ACQUISITION CORP.

By:
Name
Title

SHAREHOLDERS:

[Signature Blocks to Follow]

3